Overview
Why Old Kent ?
Fifth Third’s Proven Integration Experience
Revenue Opportunities
Long Performance History

Filed by Fifth Third Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Old Kent Financial Corporation
Exchange Act File Number 001-14591
Text version of 425 filed on December 5, 2000

Fifth Third Bank

The Growth Story Continues...

December 2000

Forward-Looking Statement

This document contains forward-looking statements about Fifth Third Bancorp (“Fifth Third” or “FITB”), Old Kent Financial Corporation (“Old Kent” or “OK”) and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made in connection to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third and/or the combined company. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business in which Fifth Third and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third’s and Old Kent’s filings with the SEC. These documents are available free of charge at the SEC’s website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Disclosure

Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Fifth Third and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third and Old Kent at the Securities and Exchange Commission’s website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Old Kent.

Fifth Third and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third.

Overview

I.	Fifth Third’s Track Record

II.	Why Old Kent?

III.	Integration

IV.	Revenue Opportunities

V.	What We Stand For

Consistent & Superior Performance

Average EPS Growth

	20 Yr	10 Yr	5 Yr
FITB	16.6%	16.5%	17.6%

S&P 500	7.4%	6.8%	11.7%

Year - to - Year % Change in EPS

22.3	21.7	14.1	11.4	14.6	15.4	16.9	18.7	17.3	15.8	10.0	14.0	18.0	19.3	15.5	15.0	14.1	17.2	20.5	17.0

1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996*	1997	1998*	1999*

Delivering Value to Shareholders

N.B. Data is as originally reported in Annual Reports. *Before impact of one-time charges.

Pristine Balance Sheet = Flexibility & Consistency

•	Balance Sheet Strength

– Equity to Assets: 10%

– Tangible Equity to Assets: 9%

– Favorable deposit and earning asset mix trends

•	Credit Quality

– LLR coverage of UPAs is 2.3x Vs. 10-year average of 1.7x

– UPA/Total Loans & Leases is 65 bp Vs. 10-year average of 1.02

– YTD Charge-off Ratio is 27 bp Vs. 10-year average of 45 bp

•	Rating Agencies

	S&P	Moody's

– Deposits	AA -	Aa2

– Commercial Paper	A-1+	Prime-1

       Moody’s upgrade in September from A1 to Aa3.

One of only three bank holding companies with this rating.

NB: Fifth Third Historical

Balanced Business Mix — Four Businesses

Revenues

Business	Dollars	Percentage

Retail	$323	53%

Commercial	$165	27%

Transaction Processing	$61	10%

Investment Advisory	$59	10%

Net Income

Business	Dollars	Percentage

Retail	$110	51%

Commercial	$68	31%

Transaction Processing	$21	10%

Investment Advisory	$17	8%

N.B.: Dollars in millions as of Q3 2000

Why Old Kent ?

I.	Business Mix Fit

II.	Extension of Markets in Attractive States

III.	Room for Continued Growth

IV.	Additional Affiliate Management Depth

V.	No Negative Impact on Performance Ratios

Superior Franchise: Quality Business Mix

—	Continuity of business mix

—	Diversified sources

—	Core components:

–	Corporate Banking

–	Retail Banking

–	Fee Generating Businesses

Net Income Comparison

Old Kent

Business	Percentage

Retail Banking	44%

Corporate Banking	23%

Treasury/Other	17%

Investment/Insurance	10%

Mortgage Banking	6%

Fifth Third

Business	Percentage

Retail Banking	49%

Commercial Banking	30%

Advisory Services	9%

Data Processing	9%

Other	3%

Pro Forma

Business	Percentage

Retail Banking	44%

Commercial Banking	29%

Advisory Services	9%

Data Processing	7%

Other	6%

Mortgage Banking	5%

N.B. Segment data shown for the nine months ended September 30, 2000

Best Fit with Focus in Larger MSA Markets

Dollars in millions.

Pro Forma Market Share
In FITB/OK 10 Largest MSAs

Rank	Institution*	Deposits	Branches	Mkt. Share

1	Bank One	$61.2	637	16.7%

2	ABN AMRO	37.7	369	10.3

3	Fifth Third	29.6	628	8.1

4	National City	21.6	477	5.9

5	KeyCorp	17.5	196	4.8

* Pro Forma for pending acquisitions.
Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).
      -combined SFB / MNC data pre-divestiture (if required).

Significant Potential for Continued Growth

—	Only 1 out of 16 possible households is a Fifth Third customer

—	Best major-MSA concentration

—	Familiar Fifth Third competitors

—	Fragmented market

Indiana

Population	5.9 million

National Rank	14th

		Deposits	Branches	Market Share

1.	Bank One Corp	$12,333	219	17.5%

2.	National City Corp.	7,053	202	10.0

3.	FITB / OK	5,386	162	7.7

4.	Old National Bancorp	4,270	104	6.1

5.	1st Source Corp.	2,182	44	3.1

Illinois

Population	12.1 million

National Rank	5th

		Deposits	Branches	Market Share

1.	Bank One Corp	$30,166	244	13.8%

2.	ABN AMRO	23,260	122	10.6

3.	Bank of Montreal	15,813	134	7.2

4.	Northern Trust Corp.	8,285	17	3.8

5.	FITB / OK	6,718	94	3.1

Ohio

Population	11.2 million

National Rank	7th

		Deposits	Branches	Market Share

1.	Key Corp	$18,953	225	12.1%

2.	Fifth Third	16,408	378	10.5

3.	National City Corp.	15,624	349	10.0

4.	Bank One Corp.	15,168	276	9.7

5.	US Bancorp	9,034	307	5.8

Michigan

Population	9.8 million

National Rank	8th

		Deposits	Branches	Market Share

1.	Bank One Corp	$18,008	259	15.9%

2.	Comerica Inc.	16,053	251	14.2

3.	FITB / OK	10,604	269	9.4

4.	National City Corp.	10,040	275	8.9

5.	ABN AMRO	9,268	151	8.2

Kentucky

Population	4.0 million

National Rank	25th

		Deposits	Branches	Market Share

1.	National City	$4,549	114	9.4%

2.	US Bancorp	4,036	134	8.4

3.	Bank One	3,995	68	8.3

4.	PNC Bank	3,322	56	6.9

5.	Fifth Third	2,589	97	5.4

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Management Accretive

—	Adds experienced local management to expand Fifth Third’s affiliate bank network

—	Additional product line depth in Investment Advisory, Commercial and Residential Mortgage

—	Old Kent Management has longstanding shareholder and customer focus

Name	Age	New Position

David J. Wagner	46	Chairman & CEO - Michigan Bank

Robert H. Warrington	53	President - Mortgage Banking Business

Kevin T. Kabat	43	President - Grand Rapids Affiliate

No Dilution of Historical Performance Levels -
Not Dependent Upon Significant Assumptions

			Pro Forma
LTM - 9/00	Fifth Third	Old Kent	Combined (1)

ROACE	20.0%	20.7%	21.8%

ROAA	1.94	1.47	1.93

Efficiency Ratio (2)	41.3	56.6	42.9

Tangible Common Ratio	8.91%	6.50%	8.09%

Leverage Ratio	9.99	7.24	9.04

(1) LTM 9/30 pro forma combined for ROACE, ROAA and Efficiency Ratio assuming full 20% of Old Kent controllable non-interest expenses, and excludes non-recurring items.
(2) LTM 9/30 excludes amortization of intangibles.

Fifth Third’s Proven
Integration Experience

I.	Assumptions Preclude Urgency

II.	Opportune Timing

III.	Local Execution

IV.	FITB Affiliates

V.	Integration History

No Need to Rush

—	Immediately accretive to EPS, before cost savings

Estimated
EPS Accretion

2001 No Synergies	9.4%

2001 with Phased-in Synergies (a)	11.3

2002 with Phased-in Synergies (a)	12.5

—	Conservative, identifiable and readily achievable cost savings

•	Only 20% of Old Kent overhead

•	Realistic Savings Timetable: 25% in ‘01 75% in ‘02 and 100% in ‘03

•	Goal: - Protect and grow revenues - Positioned to roll-out typical Fifth Third enhancement programs

—	IRR well above cost of capital with conservative assumptions

(a) Assumes cost savings equal to 20% of Old Kent’s controllable non-interest expenses phased-in at 25% in 2001 and 75% in 2002

Perspective on Deal Size

—	No dimunition of FITB culture, OK easily assimilated

—	Fifth Third’s most recent acquisition (CNB) is fully integrated and performing at FITB performance levels

—	As compared to many recent bank M&A transactions:

•	Low deal value as % of market capitalization

•	Lower year 1 phased-in cost savings assumptions

•	Strong financial position affords Fifth Third the opportunity to preserve revenues and growth rates

—	IRR estimate exceeds previous Fifth Third transaction IRRs

Executing Locally

•	All product-lines report to local affiliate CEO

•	Push P&L growth accountability further down in to the company

•	Measure relentlessly / Stress Accountability

•	Reward success

–	Variable compensation

–	Stock options

•	Upgrade under-performers continuously

•	Trust capitalism

FITB Affiliate Banks (Pro forma)

—	Old Kent affiliates will represent a significant portion of the combined franchise

FITB Affiliates	Assets	Deposits	Branches	President	Years @ 5/3

Cincinnati	$11.7	$8.0	100	G. Schaefer, Jr.	28

Grand Rapids	12.1	7.9	173	K. Kabat	---	OK Affiliate (c)

Chicago	8.0	6.7	100	B. Stamper (a)	14	OK Affiliate

Southern Indiana	5.1	2.4	58	J. Daniel (b)	1

Dayton	4.9	2.8	65	D. Sadlier	9

Detroit	3.7	3.0	74	TBD	---	OK Affiliate

Columbus	4.1	2.5	59	P. Fehring	20

Toledo	4.1	2.6	44	B. Sullivan (b)	1

Central Indiana	3.9	2.6	82	M. Alley	14

Cleveland	3.7	2.4	75	R. King	24

Northern Michigan	1.5	1.1	21	TBD	---	OK Affiliate

Louisville	2.0	1.0	40	J. Gaunt	31

Northern Kentucky	1.3	0.9	28	T. Rawe	24

Arizona	1.0	0.4	11	B. Robert (b)	2

Lexington	1.0	0.4	17	S. Barnes	6

Ohio Valley	1.0	0.6	23	S. Greenlee	10

Florida	0.5	0.3	10	C. Kvetko	12

(a) Current Fifth Third executive.
(b) Indicates executives who have joined FITB from acquired institutions.
(c) Includes pending acquisitions.

Record of Successful Acquisition Integration

—	Proven ability to improve target profitability

—	Fifth Third has always delivered on acquisition promises

	Year	ROA at	2000	% of
Affiliate	Acquired	Purchase	ROA	Market Cap

Central Indiana (CNB Bancshares)	1999	1.38%	1.75%	>

Southern Indiana ( “ “ )	1999	1.42	1.50	>	9.9%

Northern Indiana ( “ “ )	1999	1.00	1.33	>

Western Ohio (CitFed*)	1998	0.87	1.64		4.7

Columbus, Ohio (State SB*)	1998	1.26	2.08		5.4

Louisville, Kentucky (Cumberland*)	1994	0.85	1.62		4.1

Northwestern Ohio	1989	0.97	2.18		20.1

* Thrift Institution

Revenue Opportunities

I.	Room to Grow

II.	Similar Markets / Familiar Competitors

III.	Fee Income Comparison

IV.	Product Opportunities

V.	Deposit Campaigns

VI.	Proven Execution

Uninterrupted Growth Story

—	Fifth Third and Old Kent combined will continue to generate high revenue growth rates

—	Sources of revenue growth:

Attractive new markets for Fifth Third products:

•	Duplicate FITB’s deposit campaign successes in new markets

•	Sell MPS’ e-commerce solutions in new markets

•	Continued improvement in Commercial and Investment Advisory revenue mix in all affiliates

Enriching OK’s fee revenue for proven Fifth Third successes:

•	Example: Achieving FITB fee results on OK’s deposit base is a $48 million per year revenue opportunity

•	Improve Old Kent’s fee income to net revenue ratio*: FITB= 38%; OK= 26%

•	Ratio of deposit fee revenue to core deposits: FITB = 1.54%; OK = 0.97%

* Ratios calculated excluding mortgage banking fees.

Similar Markets and Familiar Competitors

Top 10 States for Business Expansion in 1999:

New / Expanded Facilities				New Manufacturing Plants

>	1.	Michigan	2,174		1.	California	432

	2.	California	2,137	>	2.	Michigan	296

>	3.	Ohio	1,141	>	3.	Ohio	200

	4.	Texas	939	>	4.	Illinois	168

	5.	New York	934

>	6.	Illinois	872

Source: Site Selection Magazine’s “Top 10” States.

Ohio

Population National Rank	11.2 million 7th

		Deposits	Branches	Market Share

1.	Key Corp	$18,953	225	12.1%

2.	Fifth Third	16,408	378	10.5

3.	National City Corp.	15,624	349	10.0

4.	Bank One Corp.	15,168	276	9.7

5.	US Bancorp	9,034	307	5.8

Michigan

Population	9.8 million

National Rank	8th

		Deposits	Branches	Market Share

1.	Bank One Corp	$18,008	259	15.9%

2.	Comerica Inc.	16,053	251	14.2

3.	FITB / OK	10,604	269	9.4

4.	National City Corp.	10,040	275	8.9

5.	ABN AMRO	9,268	151	8.2

Illinois

Population National Rank	12.1 million 5th

		Deposits	Branches	Market Share

1.	Bank One Corp	$30,166	244	13.8%

2.	ABN AMRO	23,260	122	10.6

3.	Bank of Montreal	15,813	134	7.2

4.	Northern Trust Corp.	8,285	17	3.8

5.	FITB / OK	6,718	94	3.1

Proforma Fee Income Comparison

	Business	Percentage

Fifth Third

Fee Revenue	Total Fee Revenue	37%

Interest Revenue	Mortgage Banking	4%

Interest Revenue	Investment Advisory	2%

Interest Revenue	Other	2%

Interest Revenue	Commercial Banking	20%

Interest Revenue	Retail Banking	35%

Old Kent

Fee Revenue	Total Fee Revenue	21%

Interest Revenue	Mortgage Banking	18%

Interest Revenue	Investment Advisory	2%

Interest Revenue	Other	2%

Interest Revenue	Commercial Banking	18%

Interest Revenue	Retail Banking	39%

Pro Forma

Fee Revenue	Total Fee Revenue	32%

Interest Revenue	Mortgage Banking	8%

Interest Revenue	Investment Advisory	2%

Interest Revenue	Other	2%
Interest Revenue	Commercial Banking	19%

Interest Revenue	Retail Banking	37%

N.B. Total fee revenue excludes mortgage banking fees.

More Products = Revenue Opportunity

Midwest Payment Systems	>>	>	New markets for business growing revenues at 30% annually

		>	Significant MPS Chicago customer base

Commercial

Foreign Exchange Leasing Cash Management	>>	>	New product roll-outs to existing commercial deposit base. FITB commercial fees up 12% LTM

Retail Overdraft Matrix	>>	>	Adaptation resulted in a 47% increase in consumer fees

Bankcards		>	1 Million new customers without a 5/3 credit card!

Investment Advisors	>>	>	Expanded sales force

		>	Doubles mutual fund assets on a proforma basis

		>	Expanded investment capabilities

Deposit Campaign Opportunities

>	Totally Free Checking

•	Total Number of accounts has increased in excess of 650%

•	Balances up in excess of 620%

>	Total transaction deposits up 16% YTD

Substantial Potential — Proven Execution

—	No revenue enhancements assumed, but long standing track record of improving performance and revenue

—	Significant potential for revenue and productivity improvements

	Fifth Third		Old Kent

– Net income per FTE	$76.4	k	$35.6	k

– Net revenue per FTE	$226	k	$141	k

– Earning assets per FTE	$3.7	m	$2.2	m

– Efficiency ratio	41.3%		56.6%

—	Demonstrated performance with CNB acquisition

– Net income per FTE at announcement (6/99)	$35.0k

– Consol. Indiana NI per FTE — Q3 2000	$77.8k

Long Performance History

I.	Continuing Industry Leading Returns

II.	Shareholder Focus

III.	Market Confidence

IV.	Trading Volume and Market Cap

V.	FITB Relative Valuation

FITB Continues to Deliver Industry-Leading Returns

ROE (1)

1	Bank Of New York	26.6%

2	Mellon Financial	25.2

3	FITB / OK *	21.8

4	Northern Trust Corp.	21.8

5	Comerica	21.4

3	US Bancorp (pro forma) *	21.1

7	PNC Financial Serv.	20.8

8	Synovus Financial	20.0

9	FleetBoston Financial	17.8

10	Bank of America	17.1

ROA

1	Mellon Financial	2.11%

2	Synovus Financial	1.94

3	FITB / OK *	1.93

4	US Bancorp (pro forma) *	1.89

5	Wells Fargo & Co.	1.86

6	Comerica	1.85

7	Bank Of New York	1.83

8	PNC Financial Serv.	1.78

9	National City Corp.	1.56

10	SunTrust Banks, Inc.	1.44

Efficiency

1	US Bancorp (pro forma) *	42.7%

2	FITB / OK *	42.9

3	Comerica	46.6

4	Bank Of New York	49.5

5	Bank of America	51.4

6	Southtrust Corp.	51.4

7	BB&T Corp.	52.2

8	Wachovia Corp.	54.1

9	FleetBoston Financial	55.5

10	National City Corp.	56.9

LT Growth

1	FITB / OK	16.0%

2	State Street Corp.	15.0

3	Synovus Financial	15.0

4	US Bancorp	14.0

5	Wells Fargo & Co.	13.0

6	Bank Of New York	13.0

7	Mellon Financial	13.0

8	Northern Trust Corp.	13.0

9	FleetBoston Financial	12.0

10	BB&T Corp.	12.0

Data excludes Citigroup and companies that have announced control sales
(1) For U.S. banking institutions with leverage ratio > 6.75%

LT EPS Growth Rate Source: IBES
* 9/30 LTM combined financial data adjusted to reflect 100% of announced cost savings

Linking Share Ownership to Behavior

—	Implementation of Fifth Third’s incentive programs

—	Key components

–	Performance based incentive compensation

–	Variable bonus level tied to high performance targets

–	All front-line managers have and will continue to participate in Fifth Third option grant program

–	Significant personal investment by Fifth Third team in FITB stock

–	Old Kent executives will have significant ownership as well

—	Share ownership mindset:

		FITB	OK

•	% of Employees Owning Shares	77%	33%

•	# of Officers Receiving Options	2,250	1,750

•	% ownership by Employees & Directors	9.7%	6.5%

Market Confidence

—	Moody’s upgrade in September from A1 to Aa3. One of only three bank holding companies with this rating.

—	Stock performance:

	FITB	S&P 500	Industry*

1-year	34.8%	13.3%	-1.1%

5-year	38.6	21.7	15.3

10-year	34.5	19.4

20-year	30.0	16.7

* S&P Bank Index total return (BIXK)
* N.B. All returns as of 9/30/00

Trading Volume and Market Capitalization

	Dollars in billions.
			Avg Daily
	Rank	Institution	Trading Volume	Market Cap

Fifth Third	1	JP Morgan Chase	7,507	$74.1

currently	2	Bank Of America Corp	5,712	72.6

averaging	3	Bank One	4,262	42.3

2,455 million	4	Wells Fargo & Co.	4,042	83.6

shares per day	5	FleetBoston Financial	2,828	38.8

	6	First Union Corp	2,760	26.0

	7	U.S. Bancorp	2,637	34.0

	>

	8	Bank of New York	2,017	43.1

	9	Mellon Financial	1,837	24.0

	10	Fifth Third Bank	1,374	30.8

	11	KeyCorp	1,319	10.6

	12	National City	1,220	15.8

	13	PNC Financial Services	961	20.7

	14	Northern Trust	959	20.9

	15	AmSouth Bancorp.	917	5.6

N.B. Market capitalization as of November 29, 2000. * Pro forma for pending acquisitions.

FITB Relative Valuation

	Yahoo	Cisco	Coca		Northern		Pfizer	Colgate		Pepsico	Bank of	Fifth
	Inc	Sys Inc	Cola Co	GE	Trust	AIG	Inc.	Palmolive	Merck	Inc.	New York	Third	IBM

Price / 2001E	88.4	52.8	35.5	35.3	34.8	34.8	33.3	31.1	27.8	27.0	24.8	22.0	20.3

Market Cap as of 12-1-00 (FITB Pro forma pending acquisitions)	21.4	341.5	154.2	505.3	18.7	225.6	274.4	34.2	209.0	61.1	39.6	29.6	167.7

P/2001E to 5-year IBES long term growth rate	1.84x	1.62x	2.54x	2.36x	2.68x	2.48x	1.59x	2.40x	2.32x	2.07x	1.91x	1.47x	1.57x

N.B.	Yellow line represents P/2001E to 5-year IBES long-term growth rate. Numbers above bars represent price to 2001 earnings. Numbers in bars represent Market Cap as of 12-1-00 (FITB Pro forma pending acquisitions)

Thank You